ANNOUNCEMENT TO THE MARKET

Convergence to International Accountability Standards – IFRS

Itaú Unibanco presents the major changes in our consolidated financial statements resulting from the adoption of IFRS – International Financial Reporting Standards, according to National Monetary Council Resolution 3,786, which requires that as of December 31, 2010, the bank must also report its consolidated financial statements according to IFRS criteria.

This information was shared with Itaúsa – Investimentos Itaú S.A. to be part of their consolidated financial statements for the year 2010, according to IFRS and in line with the instructions CVM–457/07 and CVM–485/10.

R$ million
Comparison between BRGAAP1 and IFRS
Balance Sheet	BRGAAP	Adjustments2	IFRS	BRGAAP	Adjustments2	IFRS
		12/31/2009			12/31/2010
Total Assets	608,273	(29,669)	578,604	755,112	(27,631)	727,481
Cash and Deposits on Demand, Compulsory, Interbank Deposits, Securities under repurchase agreements, Financial Assets and Derivatives	283,847	(443)	283,404	371,048	(294)	370,754
Loans Operations	245,951	(888)	245,063	297,102	(1,615)	295,487
(-) Allowance for Loan Losses 3	(24,052)	3,807	(20,245)	(22,292)	2,298	(19,994)
Other Financial Assets 4	55,101	(28,360)	26,741	63,171	(22,438)	40,733
Tax Assets 5	31,457	(4,773)	26,684	29,265	(5,374)	23,891
Investments in Unconsolidated Companies, Fixed and Intangible Assets, Assets Held for Sale and Other Assets	15,969	988	16,957	16,818	(208)	16,610
Total Liabilities	554,050	(34,526)	519,524	690,502	(30,963)	659,539
Deposits	190,772	(56)	190,716	202,738	(50)	202,688
Deposits Received Under Securities Repurchase Agreements	131,934	12	131,946	199,641	16	199,657
Trading Liabilities, Derivatives, Funding from Interbank and from Institutional	79,526	1,721	81,247	112,556	1,562	114,118
Other Financial Liabilities 4	54,984	(27,957)	27,027	63,545	(22,533)	41,012
Reserves for Insurance, Private Pension and Capitalization	52,404	(2,198)	50,206	61,365	(1,898)	59,467
Provisions and Other Liabilities	30,568	(1,967)	28,601	33,190	(2,778)	30,412
Tax Liabilities 5	13,862	(4,081)	9,781	17,467	(5,282)	12,185
Total Stockholders’ Equity	54,223	4,857	59,080	64,610	3,332	67,942
Controlling Stockholders’ Equity	50,683	6,833	57,516	60,879	5,386	66,265
Minority Stockholders’ Equity	3,540	(1,976)	1,564	3,731	(2,054)	1,677

1 BRGAAP represents the accounting practices adopted in Brazil for financial institutions, according to regulation of the Brazilian Central Bank;
2 Resulted from deconsolidation of companies, reclassifications between assets and liabilities and other effects from IFRS adoption;
3 Implementation of the criteria for calculating the Allowance for Loan Losses as defined in IFRS model;
4 Change in accounting for Foreign Exchange Portfolio, which started to be considered as a net effect of Assets and Liabilities;
5 Change in accounting for deferred taxes, which are now treated as a net effect of Assets and Liabilities in each of the consolidated companies.

Itaú Unibanco presents bellow the reconciliation of net income and equity for the years 2010 and 2009, and the conceptual description of the major adjustments.

R$ million
Reconciliation
Adjustments	Equity	Net Income	Equity	Net Income
	12/31/2009	2009	12/31/2010	2010
BRGAAP	50,683	10,067	60,879	13,323
(1) Allowance for Loan Losses	3,443	490	2,014	(1,430)
(2) Recognition of total deferred tax assets	2,367	(305)	1,724	(659)
(3) Pension and health care plans	1,410	-	-	-
(4) Adjustment to market value of shares and quotas	970	-	1,165	-
(5) Acquisition of interest in Porto Seguro Itaú Unibanco Participações S.A.	936	936	896	(40)
(6) Provision for Itaú Unibanco merger expenses	844	(488)	-	(844)
(7) Conversion of subsidiaries and unconsolidated companies abroad	-	828	-	256
(8) Provision for dividends payable not declared	-	-	1,307	-
Other adjustments	(272)	665	(99)	268
Income tax and social contribution on all IFRS adjustments	(2,865)	(354)	(1,621)	834
IFRS	57,516	11,838	66,265	11,708

Reconciliation
Adjustment	Convergence effect to IFRS
(1) Allowance for Loan Losses (IAS 39)	According to IAS 39, loan losses allowances must be made when there is objective evidence that loan operations have suffered a reduction in its value (impairment).
(2) Recognition of total deferred tax assets (IAS 12)	Recognition in the consolidated financial statements of the full tax credit related to the Social Contribution on Net Income at the rate of 15%.
(3) Pension and health care plans (IAS 19)	All accumulated actuarial gains and losses, until the transition date, were recognized.
4) Adjustment to market value of shares and quotas (IAS 39 and 32)	The stocks and quotas classified as permanent investment were measured at fair value and its gains and losses were recorded directly on Equity, with no impact on the income statement of the period.
(5) Acquisition of interest in Porto Seguro Itaú Unibanco Participações S.A.	Effect of accounting at fair value the aquisition of the participation in Porto Seguro Itaú Unibanco Participações S.A.
(6) Provision for Itaú Unibanco merger expenses (IAS 19 and 37)	The provision for Itaú Unibanco association expenses was reversed in the Consolidated Financial Statements.
(7) Conversion of subsidiaries and unconsolidated companies abroad (IAS 21)
Exchange rate variations of subsidiaries and nonconsolidated companies abroad, where the functional currency (defined as the currency of the primary economic environment on which each entity operates) differs from the Real, started to be recorded directly on Equity with no impact on the income statement of the period.

(8) Provision for dividends payable not declared (IAS 10)	The provision for non declared payable dividends was reversed in the amount exceeding the value of the mandatory minimum dividends.

The complete consolidated financial statements under IFRS for the year 2010 will be released until 04/05/2011 at our website:
www.itau-unibanco.com/ir.

São Paulo, march 29, 2011.
Itaú Unibanco Holding S.A.
Alfredo Egydio Setubal
Investor Relations Officer